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SEC FILE NUMBER
8-68794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SMI Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2018 156th Ave NE #100
(No. and Street)

Bellevue	WA	98007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dale Garnett	206.499.0158	dale@borealiscapital-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Avenue	Lakewood	CO	80026
(Address)	(City)	(State)	(Zip Code)

5/11/2010	5041
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, DALE GARNETT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SMI CAPITAL MARKETS LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]

Notary Public

JOANNE ONG
Notary Public
State of Washington
Commission # 23002255
My Comm. Expires Feb 2, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SMI CAPITAL MARKETS LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2023

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT.**

SMI CAPITAL MARKETS LLC

CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of SMI Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SMI Capital Markets LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, CO
March 7, 2024

3

SMI CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS	
Current Assets	
Cash	17,234
Deposits	837
Total current assets	18,071
Total assets	
LIABILITIES	5,850
Member Equity	12,221
Total Liabilities and Equity	18,071

SMI CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

	Jan – Dec
Revenue	
Expenses	
General and Administrative expense	3,414
Insurance expense	566
Officer compensation	65,000
Professional fees	13,690
Registration and licenses	4,054
Rent expense	11,050
Total expenses	-97,774
Net Profit/Loss	-97,774

The accompanying notes are an integral part of this statement.

SMI CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

Balance at January 1, 2023	13,895
Net Profit	-97,774
Capital Contributions	96,100
Balance at December 31, 2023	12,221

The accompanying notes are an integral part of this statement.

6

SMI CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

	December 31, 2023
OPERATING ACTIVITIES	
Net Profit	-97,774
Adjustments to reconcile Net Income to net cash provided by operations:	
Decrease in deposits with clearing brokers	2
Increase in accounts payable	5,850
Net cash used in operating activities	-91,922
CASH FLOWS FROM FINANCING	
Member's capital additions	96,100
Net cash provided by financing activities	96,100
Net cash increase for period	4,178
Cash and Cash Equivalents, at beginning of year	13,056
Cash and Cash Equivalents, at end of year	17,234

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANTACCOUNTING POLICIES

A) Nature of Business

SMI Capital Markets LLC, formerly known as Park Bridge Securities LLC (the "Company") is a single member limited liability company established in March 2009, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On November 18, 2011, the Company's application with the U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America. It is the responsibility of management to make sure that the generally accepted accounting principles are followed.

C) Income Taxes

The Company, with the consent of its member, has elected to be treated as a disregarded entity for federal and state income tax purposes. As a result, the taxable income of the Company will be included in the income tax return of its member, in accordance with the provisions of the Internal Revenue Code. As such, there is no provision for income taxes.

The Company has adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

The Company is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2012.

D) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. Revenue is also recognized when an agreement exists and completion is reasonably expected. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

E) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G) Subsequent Events

The Company has performed an evaluation of subsequent events through January 30, 2018, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2017.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a management agreement whereby the Company reimburses the owner for certain costs that are shared between the entities. These costs include the use of facilities and other operating expenses. The amount paid to the related party pursuant to the management agreement for the year ended December 31, 2023 totaled $10,200.

As of December 31, 2023, there were no amounts due to the related party.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December31, 2021 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2023, there were no uninsured amounts.

NOTE 4 - PURCHASE OF COMPANY

On September 1, 2015, 100% of the ownership interests of the Company was purchased by the current owner. The price of said purchase was for $60,000 that was paid in full in US dollars. No financial liabilities were assumed or carried over at the time of the sale.

SMI CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2023

Total Capital from Statement of Financial Condition	18,071
Less	
Non- Allowable Assets	(837)
Net Capital Before Haircuts on Securities Positions	
Less	
Haircuts	0
Net Capital	17,234

Aggregate Indebtedness

Total A.I. Liabilities	5,850
Percentage of A.I. To Net Capital	33.9%

Computation of Basic Net Capital Requirement

Minimum Net Capital (6 2/3% of Total A.I.)	0
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of AI or Dollar Amnt Requirement)	5,850
Excess Net Capital	6,384

See the accompanying Independent Auditors' Report.

SMI CAPITAL MARKETS LLC

EXEMPTION REPORT

SMI CAPITAL MARKETS LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SMI CAPITAL MARKETS, LLC

I, Dale Garnett swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO

March 7, 2024